UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15-d 16 of
The Securities Exchange Act of 1934

For the month ended:  December 31, 2004

Commission File Number:  0-30314

BONTAN CORPORATION INC.

(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA

(Jurisdiction of Incorporation)

47 Avenue Road, Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive Offices)

(416) 860 0211

(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONTAN CORPORATION INC.

(Registrant)

February 22, 2005	By: /s/ Kam Shah

Date	Chief Executive Officer and Chief Financial Officer

i

Bontan Corporation Inc.

Consolidated Financial Statements

For the Nine Months ended December 31, 2004 and 2003

(Canadian Dollars)

(UNAUDITED - see Notice to Reader dated February 22, 2005)

[Bontan Corporation Inc. Logo]

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements for Bontan Corporation Inc. for the nine months ended December 31, 2004 have been prepared by management in accordance with Canadian generally accepted accounting principles, consistently applied. These consolidated financial statements have not been reviewed by the auditors of the Company.

These financial statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the management is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the period ended December 31, 2004 and the shareholders' equity as at that date to the extent summarised in Note 15 to the consolidated financial statements.

February 22, 2005

Bontan Corporation Inc.
Consolidated Balance Sheets
(Canadian Dollars)
(Unaudited - see Notice to Reader dated February 22, 2005)

	Note	31-Dec-04	31-Mar-04

		(Unaudited)	(Audited)

ASSETS

Current
Cash		$306,804	$500,541
Short term investments	3	227,596	-
Prepaid and other receivables	4	42,289	54,690

		576,689	555,231

Advances		-	2,530,353

Oil and gas properties investment	5	2,366,586	-

Mineral properties	6	-	-

		$2,943,275	$3,085,584

LIABILITIES

Current
Accounts payable and accrued liabilities		$137,028	$350,664
Advances from shareholders, non-interest bearing		71,458	515,572

		208,486	866,236

SHAREHOLDERS' EQUITY

Capital stock	7	25,662,412	24,287,903

Deficit		(22,927,623)	(22,068,555)

		2,734,789	2,219,348

		$2,943,275	$3,085,584

Commitments and Contingent Liabilities (Note 11)
Related party transactions (Note 12)

Approved by the Board	"Kam Shah" Director	"Dean Bradley" Director
	(signed)	(signed)

See accompanying notes.

Bontan Corporation Inc.
Consolidated Statements of Operations
(Canadian Dollars)
(Unaudited - see Notice to Reader dated February 22, 2005)

	Three months ended December 31, 2004	Nine months ended December 31, 2004	Three months ended December 31, 2003	Nine months ended December 31, 2003

Income

Gain on sale of investments	159,311	159,311	-	-
Exchange gain	-	-	21,260	21,260
Interest earned	265	265	-	-

	159,576	159,576	21,260	21,260

Expenses

Travel, promotion and consulting	202,424	623,854	29,851	82,158
Professional fees	27,668	75,717	10,366	29,165
Bank charges and interest	1,823	2,933	219	1,790
Rent	1,337	(29,715)	1,350	4,182
Telephone, Internet and courier	3,828	12,332	987	3,169
Transfer agents fees	2,465	6,491	2,190	4,219
Shareholders information	43,290	132,317	41,272	126,109
Office and general	(5,963)	12,676	(1,194)	1,974

	276,872	836,605	85,041	252,766

Loss from continuing operations	(117,296)	(677,029)	(63,781)	(231,506)

Discontinued operations

Loss from operations of discontinued business (Note 10)	(85,352)	(182,039)	-	-

Net loss	(202,648)	(859,068)	(63,781)	(231,506)

Basic and diluted loss per share information

Loss from continuing operations	(0.01)	(0.06)	(0.01)	(0.06)

Loss from discontinued operations	(0.01)	(0.02)	-	-

Net loss per share (Note 9)	$(0.02)	$(0.08)	$(0.01)	$(0.06)

See accompanying notes.

Bontan Corporation Inc.
Consolidated Statements of Cash Flows
(Canadian Dollars)
(Unaudited - see Notice to Reader dated February 22, 2005)

	Three months ended December 31, 2004	Nine months ended December 31, 2004	Three months ended December 31, 2003	Nine months ended December 31 2003

Cash flows from operating activities
Net loss for period	$(202,648)	$(859,068)	$(63,781)	$(231,506)
Less; loss from operations of discontinued operations	85,352	182,039	-	-

Net loss from continuing operations	$(117,296)	$(677,029)	$(63,781)	(231,506)
Non-cash expenses	192,391	380,756	-	-

	192,391	380,756	-	-

	75,095	(296,273)	(63,781)	(231,506)

Net loss from discontinued operations	(85,352)	(182,039)	-	-
Amounts receivable	20,849	12,401	(5,773)	(6,014)
Accounts payable and accrued liabilities	(87,858)	(213,636)	13,858	148,705

	(77,266)	(679,547)	(55,696)	(88,815)

Investing Activities
Advances	-	2,530,353	(444,032)	(2,253,970)
Short term investments	129,365	(227,596)	-	-
Oil and gas properties investment	(204,600)	(2,366,586)	-	-
Mineral properties	(51,357)	-	-	-

	(22,078)	(63,829)	(444,032)	(2,253,970)

Financing Activities
Net advances from shareholder	(179)	(444,114)	76,494	222,822
Common shares issued	379,312	993,753	376,203	2,100,925

	379,133	549,639	452,697	2,323,747

Increase (decrease) in cash during period	279,789	(193,737)	(47,031)	(19,038)

Cash at beginning of period	27,015	500,541	47,841	19,848

	$306,804	$306,804	$810	$810

Supplemental disclosures

Non-cash operating activities
Consulting fee settled for common shares	$192,391	$380,756	-	-

See accompanying notes.

Bontan Corporation Inc.
Consolidated Statement of Shareholders' Equity
(Canadian Dollars)
For the nine months ended December 31, 2005
(Unaudited - see Notice to Reader dated February 22, 2005)

	Number of Shares	Share Capital	Accumulated Deficit	Shareholders' Equity (Deficit)

Balance March 31, 2003	7,226,030	$20,393,106	$(20,707,597)	$(314,491)

7:1 reverse stock split	(6,193,746)	-	-	-
Buy-back of fractional shares	(465)	(939)	-	(939)
Issued under private placement	6,705,015	3,153,591	-	3,153,591
Subscribed under a private placement	831,429	393,113	-	393,113
Finder's fee paid on private placement	-	(354,670)	-	(354,670)
Issued under 2001 Consultant Stock Compensation Plan	225,000	148,675	-	148,675
Issued subsequent to the year end to consultants under 2001 Stock Compensation Plan in settlement of services rendered during the year	806,190	555,027	-	555,027
Net loss	-	-	(1,360,958)	(1,360,958)

Balance March 31, 2004	9,599,453	$24,287,903	$(22,068,555)	$2,219,348

Issued under a private placement	1,343,124	649,679	-	649,679
Finder's fee paid on private placement	-	(35,238)	-	(35,238)
Issued under 2001 Consultant Stock Compensation Plan	174,524	141,434	-	141,434
Issued under 2003 Consultant Stock Compensation Plan	94,285	46,931	-	46,931
Net loss for six months	-	-	(656,421)	(656,421)

Balance September 30, 2004	11,211,386	$25,090,709	$(22,724,976)	$2,365,733

Issued under a 2003 Consultant Stock Compensation Plan	263,167	192,390	-	192,390
Issued upon exercise of options granted under 1999 Consultants Stock Option Plan	900,000	379,313	-	379,313
Net loss for nine months	-	-	(202,647)	(202,647)

Balance December 31, 2004	12,374,553	$25,662,412	$(22,927,623)	$2,734,789

See accompanying notes.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
December 31, 2004 and 2003
(Unaudited - see Notice to Reader dated February 22, 2005)

1.  NATURE OF OPERATIONS

Bontan Corporation Inc. ("the Company") is a diversified natural resource company that operates and invests in major exploration and exploitation projects in countries around the globe through its subsidiaries by acquiring joint venture, indirect participation interest and working interest in those projects.

GOING CONCERN

The Company's business strategy involves activities in the exploration and development of mineral resources. The business of exploring for minerals and mining involves a high degree of risk, and few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop recovery processes, and to construct mining and processing facilities at a particular site. It is not possible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation.

Although the Company has taken steps to verify title to mineral properties in which it plans to acquire interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to prior agreements and non-compliance with regulatory requirements.

The Company expects to selectively explore and develop the portfolio, through joint venture arrangements or otherwise. The scheduling and scale of such future activities will depend on results and market conditions. Repatriation of earnings and capital from overseas countries is subject to compliance with registration requirements. There can be no assurance that restrictions on repatriation will not be imposed in the future.

The Company has experienced negative cash flows from operating activities in recent years. The Company estimates that it will have adequate funds available from current working capital, operations, and committed and uncommitted financing to meet its existing corporate, administrative and operational obligations in the coming year. If adequate funds are not available from the sources noted above, then the Company may be required to raise additional financing. While the Company has been successful in the past in raising financing there is no assurance that the Company will be able to raise the necessary funding to meet its obligations.

These consolidated financial statements have been prepared on a going concern basis and do not include any adjustments that might be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
December 31, 2004 and 2003
(Unaudited - see Notice to Reader dated February 22, 2005)

2.  ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

These unaudited interim financial statements have been prepared on the same basis as the audited financial statements of the Company for the year ended March 31, 2004 and include all adjustments necessary for the fair statement of results of the interim periods.

These interim consolidated financial statements should be read in conjunction with the annual audited financial statements for the year ended March 31, 2004, and the summary of significant accounting policies included therein.

The following new accounting policies were adopted since March 31, 2004:

(a)   Short-term Investments

Short-term investments are investments that are either highly liquid or are to be disposed of within a one year period and are recorded at lower of cost and market value.

(b)   Oil and Gas Properties Interest

Indirect Participation Interest (IPI) in oil and gas properties is recorded on the basis of successful efforts method of accounting for oil and gas exploration and development activities under which direct acquisition costs of development properties as well as geological and geophysical costs associated with these properties are capitalised and costs of development and exploratory wells that result in additions to proven reserves are also capitalised. IPI cost is expensed to the extent of the write off or reduction in the capitalised costs of the underlying oil and gas properties.

3.  SHORT TERM INVESTMENTS
Short-term investments comprise marketable securities. The market value of these securities as at December 31, 2004 was $445,597.
4.  PREPAID AND OTHER RECEIVABLES

	31-Dec-04	31-Mar-04

Due from director (i)	$14,244	$20,000
Prepaid	4,793	7,868
Other receivables	28,045	26,822

	$42,289	$54,690

(i) Funds advanced to a director are interest-free and repayable on demand.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
December 31, 2004 and 2003
(Unaudited - see Notice to Reader dated February 22, 2005)

5.  OIL AND GAS PROPERTIES INVESTMENTS

	31-Mar-2004	Exploration costs	Amortization	Write-down	31-Dec-2004

Oil exploration interest (i)	-	2,161,986	-	-	2,161,986
Gas exploration interest (ii)	-	204,600	-	-	204,600

	$-	$2,366,586	$-	$-	$2,366,586

  On July 9, 2004, the Company converted its advances to a non-affiliated corporation for the purpose of acquiring an Indirect Participation Interest (IPI) in a Phase One oil exploration program in Papua New Guinea into (i) US$270,900 into 15,262 shares of InterOil Corporation according to the terms of the IPI agreement and (ii) the balance of the advances of approx. US$1.6 million for a 0.75% IPI. Under the IPI Agreement terms, the funds paid towards IPI would be used for exploration program involving maximum of 16 wells. The program is managed by InterOil Corporation, a non related public company. Should aggregate of all discoveries resulting from Phase One Exploration Program be less than 5 million barrels of recoverable petroleum, the Company would receive 89,577 common shares of InterOil Corporation at an agreed valuation of US$17.75 per share under a backstop payment clause in the IPI agreement. Further, until InterOil Corporation elects to proceed with a completion program, the Company will have an option to opt out of the program and convert its IPI into 89,577 common shares of InterOil Corporation at an agreed valuation of US$17.75 per share. The market value of InterOil shares at December 31, 2004 was US$37.84 (CDN$45.65), which would provide a valuation of about $4 million to the Company's IPI.

  As at December 31, 2004, exploration program was in progress. In the light of the above information, the management concluded that there was no need for any reduction in the stated value of this interest.

  On October 15, 2004, the Company entered into an exploration agreement with a private investors group in the United States under which it acquired 49% gross working interest in a gas exploration project in the State of Louisiana, USA. The total estimated project cost is about US$ 6 million. Up to December 31, 2004, two cash calls were made by the Operators of the project to pay for the leases secured on the land targeted for exploratory drilling. The Company's share of these cash calls is included above under exploration costs. Exploratory drilling on this project has not yet begun. Management does not believe that there is a need for any write off or reduction in the capitalized costs.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
December 31, 2004 and 2003
(Unaudited - see Notice to Reader dated November 22, 2004)

6.  MINERAL PROPERTIES

	31-Mar-2004	Acquisition costs	Deferred exploration	Write-down	31-Dec-2004

Rio Abaeté	-	9,374	18,455	(27,829)	-
Coromandel-MG and Goiandira-GO	-	27,570	-	(27,570)	-

	$-	$36,944	$18,455	$(55,399)	$-

Rio Abaeté   -   On September 2, 2004, Astrogemas Mineraçao Ltd. (AML), a subsidiary of Bontan Diamond Corporation, which in turn is a wholly owned subsidiary of the Company entered into a joint venture agreement with a Brazilian corporation to mine for diamonds on two claim areas totalling to 1,593 hectares situated in Rio Abaeté in the State of Mina Gerais in Brazil. Under the agreement, the Company will own a 95% interest and will also be entitled to royalties ranging from 2.5% to 5% on the gross proceeds of diamonds, which may be mined in areas licensed to 40 freelance garimpeiros.

Under the terms of the agreement, the Company is committed to incur a further sum of approx. US$57,000 on plant instalment and licence cost and be responsible for the operational costs, once the environmental permits are approved.

Environmental permit was not available until December 30, 2004 when the Company decided to close its Brazilian operations. Its Brazilian office accordingly cancelled the agreement and discontinued further work on this project. The acquisition costs and exploration costs which were deferred were, as a result, fully written off at December 31, 2004.

Coromandel-MG and Goiandira-GO  -  On September 22, 2004 AML signed a six-month option agreement originally contracted in June 2004 and expiring in December 2004 with another Brazilian corporation to re-examine at least 18 known intrusives of kimberlitic affinity for their diamond content. The kimberlitoids are covered by 12 claim areas totalling 2,322 hectares, located in the vicinities of Goiandira (Goiás state) and Coromandel (Minas Gerais state).

The option agreement provides for AML to acquire 60% interest in any or all claims should the exploration prove positive within the overall 1-year option period and also a first right of refusal to buy back the 40% interest retained by the claim holder. The option may be extended at the discretion of the Company by paying a further sum of US$30,000 to the claim holder.

However, the Company decided to discontinue its Brazilian operations on December 30, 2004 and chose not to renew the above option. Accordingly, the cost of acquisition of the option was fully written off at December 31, 2004.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
December 31, 2004 and 2003
(Unaudited - see Notice to Reader dated November 22, 2004)

7.  CAPITAL STOCK

(a)   Authorized

Unlimited number of common shares

(b)   Issued

		31-Dec-04		31-Mar-04

		Common Shares	Amount	Common Shares	Amount

Beginning of period		9,599,453	$24,287,903	7,226,030	$20,393,106
Reverse stock split		-	-	(6,193,746)	-
Buy-back of fractional shares		-	-	(465)	(939)
Issued under private placement	i	1,343,124	649,679	6,705,015	3,153,591
Issued upon exercise of options granted under 1999 Stock Option Plan (Note 8)		900,000	379,313	-	-
Subscribed under a private placement		-	-	831,429	393,113
Expenses related to private placement	i	-	(35,238)	-	(354,670)
Issued under 2001 Consultant Stock Compensation Plan (Note 8)		174,524	141,434	225,000	148,675
Issued under 2003 Consultant Stock Compensation Plan (Note 8)		357,452	239,321	-	-
Issued subsequent to the year end to consultants under 2001 Stock Compensation Plan in settlement of services rendered during the year		-	-	806,190	555,027

		12,374,553	$25,662,412	9,599,453	$24,287,903

i.	On April 28, 2003, the Company reached an agreement with certain accredited investors for a private placement of up to 7,143,000 Units at US$0.35 per Unit for a gross proceeds of about US$2.5 million. Each Unit includes one common share and one common share purchase warrant. Each warrant entitles its holder to acquire one common share of the company at a price of US$1.00 within twenty-four months of the date of issuance of the Unit. The shares issued under this private placement would be restricted in terms of their transferability and salability in accordance with the relevant regulatory requirements. Private placement was closed on May 26, 2004. The actual number of Units subscribed under the private placement was 8,048,139 of which 1,343,124 were subscribed and paid for between April 1, 2004 and May 26, 2004 and the balance was subscribed and paid for in the fiscal 2004.

Expenses relating to the private placement represented finder's fee of 10% of the subscription.

None of the warrants were exercised as at December 31, 2004.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
December 31, 2004 and 2003
(Unaudited - see Notice to Reader dated February 22, 2005)

8.  STOCK PLANS

i.	On April 30, 2003, the Company registered 3 million stock options exercisable at an option price ranging from US$0.35 to US$1 under the 1999 Stock Option Plan with the Securities and Exchange Commission of the United States of America as required under the Securities Act of 1933.

ii.	On March 28, 2002, the Company registered 1,560,000 shares (222,857 post-reverse split shares) under the 2001 Consultant Stock Compensation Plan with Securities and Exchange Commission of the United States of America as required under the Securities Act of 1933. These shares were issued to consultants for services rendered during the fiscal year 2002.

On April 30, 2003, the Company registered additional 1,205,714 shares priced at US$0.35 per share under the 2001 Consultant Stock Compensation Plan with Securities and Exchange Commission of the United States of America as required under the Securities Act of 1933.

These shares were fully issued by June 30, 2004.

iii.	On July 22, 2004, the Company registered with Securities and Exchange Commission, two new plans by filing of the registration statement on Form S-8. The two Plans comprise - 2003 Stock Option Plan covering 2.5 million common shares of the Company and 2003 Consultant Stock Compensation Plan covering 1 million common shares of the Company. 357,452 shares were issued during the nine months ended December 31, 2004 under the 2003 Consultant Stock Compensation Plan to five consultants.

iv.	On August 18, 2004, the Board of directors approved granting of options available under the 2001 and 2003 Stock Option Plans at various option prices ranging from US$0.35 to US$1.50 to various consultants and directors. As at December 31, 2004, the Company has the following number of options outstanding and exercisable:

No. of shares under option	Date of grant	Expiry Date	Vesting details	Exercise price per common share in US$	Closing Price at date of grant in US$

1,615,000	18-Aug-04	18-Nov-05	In four equal quarterly installments of 403,750 each on November 18, 2004, February 18, 2005, May 18, 2005 and August 18, 2005 respectively	0.35	0.39
125,000	18-Aug-04	17-Aug-06	vested on the date of grant	0.35	0.39
2,345,000	18-Aug-04	17-Nov-06	vested on the date of grant	0.50	0.39
140,000	18-Aug-04	18-Aug-06	vested on the date of grant	0.75	0.39
325,000	18-Aug-04	18-Nov-06	vested on the date of grant	1.00	0.39
50,000	18-Aug-04	18-Aug-06	vested on the date of grant	1.50	0.39

4,600,000

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
December 31, 2004 and 2003
(Unaudited - see Notice to Reader dated February 22, 2005)

8.  STOCK PLANS (continued)

v.	On August 18, 2004, the Board of Directors also approved the following transactions:

(a)	A consulting contract with an independent consultant for a fee of US$70,730 payable in 141,500 common shares of the Company under the 2003 Consultants Stock Compensation Plan. The contract began on August 1, 2004 and will expire on July 31, 2005. The agreed shares will be issued on January 1, 2005.

(b)	As regards to the consulting contract with Mr. Terence Robinson, ex-CEO of the Company, the Board agreed to Mr. Robinson's offer of accepting shares and options instead of cash for his services up to December 31, 2005. Accordingly, a total number of 290,500 shares were approved for issuance on January 1, 2005 and 2,110,000 options exercisable at US$0.50 per option share, vesting immediately, to cover the fee of $21,386 due up to September 30, 2004 and fees of $150,000 payable between October 1, 2004 and December 1, 2005 as per the existing consulting agreement. None of the options was exercised as at December 31, 2004.

(c)	As regards to the consulting contract with Mr. Kam Shah, the CEO and CFO of the Company, the Board agreed to Mr. Shah's offer of accepting 450,000 options instead of cash for his services between December 1, 2004 and December 31, 2005. Accordingly, 1000,000 options were approved at an option price of US$0.35, 225,000 options were approved at an option price of US$0.50 and the balance 125,000 options were approved at an option price of US$0.75.
9.  LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the period, which were 12,066,331 shares for the three months ended December 31, 2004 and 11,299,645 for nine months ended on that date (March 31, 2004 - 5,221,071).

A fully diluted earnings per share information has not been presented, as potential conversions are anti-dilutive. Fully diluted number of shares would have included 8,879,571 shares arising from warrants when fully exercised, 664,214 shares reserved under 2003 Consultant Compensation Plan and 4.4 million shares arising from options issued under 1999 and 2001 Stock Option Plans when fully exercised.

10.  DISCONTINUED OPERATIONS

On December 30, 2004, the Company decided to close its office in Brazil and discontinue further participation in any diamond mining activities. It had only one existing joint venture which was dissolved due to the failure of the local partner to obtain the environmental permit for exploratory drilling, which was a pre-condition to the Company's commitment to put more money into the program. The Company also had option to acquire mining rights in another program. The option expired on December 31, 2004 and was not renewed (see Note 6 for further details).

The following are the details relating to the discontinued operations:

Operating costs	126,640
Assets and deferred costs written off (Note 6)	55,399

$182,039

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
December 31, 2004 and 2003
(Unaudited - see Notice to Reader dated February 22, 2005)

11.  COMMITMENTS AND CONTINGENT LIABILITIES

(a)	The Company received a Notice of Termination dated February 6, 2003 from a previous landlord, wherein the landlord claimed rent arrears of $28,924 and current plus next three months rent and damage for the loss of rent for the remaining term of the lease. The management is of the opinion that they have a strong case against the landlord for not paying such rent and penalty. No further communication has been received from the previous landlord since February 6, 2003. The management therefore reversed the provision made earlier and believes that the Company has no further liability in the matter.

(b)	The Company entered into a media relations contract with Current Capital Corp., a shareholder corporation, effective July 1, 2004 initially for a period of one year and renewed automatically unless cancelled in writing by a 30-day notice for a monthly fee of US$10,000. An investor relations contract with the same corporation was terminated effective June 30, 2004.

(c)	The Company entered into a consulting contract with Mr. Kam Shah, the Chief Financial Officer on April 1, 2000 for a five-year term up to March 31, 2005. The contract provides for a monthly fee up to $6,000 plus taxes subject to the actual time spent plus reimbursement of expenses and a lump sum compensation of $250,000 for early termination of the contract without cause. The contract provides for entitlement to stock compensation and stock options under appropriate plans as may be decided by the board of directors from time to time. On august 18, 2004.
(d)	The Company entered into a consulting contract with Mr. Terence Robinson, the Chief Executive Officer on April 1, 2003 for a six-year term up to March 31, 2009. The contract provides for a monthly fee of $10,000 inclusive of taxes plus reimbursement of expenses and a lump sum compensation of $250,000 for early termination of the contract without cause. Mr. Robinson resigned as chief executive officer effective May 17, 2004, but continued as consultant under the same terms and conditions. On august 18, 2004, Mr. Robinson was granted 2,110,000 options exercisable at US$0.50 and also approved issuance of 290,500 shares on January 1, 2005 to cover the fee of $21,386 due up to September 30, 2004 and fees of $150,000 payable between October 1, 2004 and December 1, 2005 (Note 8 v (b)).

(e)	On February 19, 2004, the Company's subsidiary, Bontan Diamond Corporation, entered into a Memorandum of Understanding (MOU) with Mr. Francis Guardia and Astrogemas Mineração Ltda (AML), a Brazilian corporation owned by Francis Guardia to acquire the said corporation and invest up to US$200,000 required to exercise the option in a Brazilian Joint venture to explore and mine diamonds in Brazil and also to explore opportunities for more licenses and/or joint ventures for diamond exploration in Brazil. The MOU also provides opportunity for Mr. Guardia to earn back up to 40% of the equity interest in Bontan Diamond Corporation on achievements of certain agreed milestones.

On February 17, 2004 the Company's subsidiary, Bontan Diamond Corporation, entered into a five-year exclusive consulting contract with Mr. Francis Guardia to act as Chief Geologist for the company for a monthly fee of US$4,000 plus expenses and bonus.

However, on November 25, 2004, Mr. Guradia resigned and on December 30, 2004, Brazilian office and operations were discontinued. The Company has not received and does not expect any further costs other than the ones already incurred and written off.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
December 31, 2004 and 2003
(Unaudited - see Notice to Reader dated February 22, 2005)

11.  COMMITMENTS AND CONTINGENT LIABILITIES

(f)	The Company acquired .75% Indirect Participation interest (IPI) in an oil exploration program in Papua New Guinea managed by Interoil Corporation (IC). According to the terms of the IPI Agreement, the Company is committed to provide further funds against cash call by IC upon deciding to proceed with completion of a well only if the Company decides to not to convert its IPI into shares of IO but to continue its participation in the program. The amount and frequency of such cash calls cannot be determined at this stage.

(g)	The Company acquired 49% working interest in a gas exploration program in the State of Louisiana, USA. Under the terms of the exploration agreement, the Company is committed to provide funds against cash calls made by the Operators of the program within 15 days. Total estimated cost of the program to the Company is approx. US$3 million.
12.  RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed below, unless they have been disclosed elsewhere in the financial statements:

•	Included in shareholders information expense is $122,526 (2003 - $121,093) to Current Capital Corp., which is a shareholder corporation and where a director of the Company serves as a consultant.

•	Current Capital Corp. charged approx. $47,107 towards the rent, telephone, consultants' fees and other office expenses (2003: $42,076).

•	Finders fee of approx. $35,238 (2003: $ nil) was charged by Current Capital Corp. in connection with the private placement.

•	Business expenses of $11,462 were reimbursed to a director and $63,955 to ex-director of the Company (2003: $4,560).

•	Included in professional and consulting fees were fees of $42,000 (2003 - $nil) paid to a director of the Company acting as CEO and CFO and $84,112 (2003: $nil) paid to an ex-director who was CEO of the Company until May 16, 2004 for consulting services. In addition, 450,000 options were granted to the CEO at option prices ranging from US$0.35 to US$0.75 for current and future services (2003: nil) and 2,110,000 options were granted and 290,500 shares of the Company approved to ex-director for current and future services (2003: $ nil)

•	Consulting fees include amounts to Snapper Inc., a shareholder corporation, of $12,036 (2003 - $61,065).

•	Two of the independent directors of the Company were granted options totalling 35,000 at option prices varying from US$0.35 to US$1.00.

•	Included in accounts payable and accrued liabilities are the following balances due to related parties as at December 31, 2004 ($ nil as at September 30, 2003):

Due to Current Capital Corp.	$47,540
Due to director	$7,010
Due to ex-director	$54,497

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
December 31, 2004 and 2003
(Unaudited - see Notice to Reader dated February 22, 2005)

13.  SEGMENTED INFORMATION

As at December 31, 2004, the Company had only one major business segment -

Energy sector:  This segment includes the Company's acquisition of interests in joint ventures and projects relating to exploration and commercial drilling of oil and gas and related products.

The Company discontinued its mineral activities effective 30 December 2004.

The accounting policies of the segments are same as those described in Note 2 of the annual audited financial statements for the year ended March 31, 2004. The Company evaluates each segment's performance based on its contribution to consolidated net earnings. There were no inter-segmental charges or transactions. The following table presents summarised financial information for the nine months ended September 30, 2004. The comparative information relating to fiscal year 2003 relates to the segments, which were discontinued and hence has not been presented.

Geographic Information
Business Segments

The Company operates from one location in Canada but has invested in ventures in different Geographic locations. Its assets are located as follows:

	31-Dec-04	31-Mar-04

Canada	$576,689	$547,363
Papua New Guinea	2,161,986	2,530,353
USA	204,600	-
Brazil	-	7,868

	$2,943,275	$3,085,584

14.  FINANCIAL INSTRUMENTS

The fair value for all financial assets and liabilities are considered to approximate their carrying values due to their short-term nature.

15.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). There were no material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods used in the United States ("US GAAP") and in SEC Regulation S-X. As a result, consolidated balance sheet, consolidated statement of operations, loss per share and diluted loss per share and statement of cash flows for each of the nine months ended December 31, 2004 and 2003 are same under Canadian and US GAAPs except as shown below.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
December 31, 2004 and 2003
(Unaudited - see Notice to Reader dated February 22, 2005)

15.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued...

The impact of significant US GAAP variations on the Consolidated Balance Sheets are as follows:

	As at December 31, 2004				As at March 31, 2004

	Balance under Canadian GAAP	#	Adjustments	Balance under US GAAP	Balance under Canadian GAAP	Adjustments	Balance under US GAAP

Current assets	576,689	ii	218,001	794,690	555,231	-	555,231
Long term assets	2,366,586	ii	(2,366,586)	-	2,530,353	-	2,530,353

Total assets	2,943,275		(2,148,585)	794,690	3,085,584	-	3,085,584

Current liabilities	208,486		-	208,486	866,236	-	866,236
Capital Stock	25,662,412		-	25,662,412	24,287,903	-	24,287,903
Deficit	(22,927,623)	ii	(2,148,585)	(25,076,208)	(22,068,555)	-	(22,068,555)

Liabilities and shareholders' equity	2,943,275		(2,148,585)	794,690	3,085,584	-	3,085,584

The impact of significant US GAAP variations on the Consolidated Statement of Operations are as follows:

Nine months ended December 31,	2004	2003

Loss for period, Canadian GAAP	(859,068)	(287,765)
Exploration interests expensed	(2,366,586)	-
Reclassification of exchange loss (gain) on period end translation of foreign currency items and balances	(7,473)	21,260

Loss for period US GAAP	(3,218,181)	(309,025)
Reclassification of exchange loss on period end translation of foreign currecy items and balances	(7,473)	(21,260)
Adjustment for unrealized gains on short term investments	218,001	-

Comprehensive loss for the period, US GAAP	(3,007,653)	(287,765)

Basic and diluted loss per share, US GAAP	(0.27)	(0.08)

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
December 31, 2004 and 2003
(Unaudited - see Notice to Reader dated February 22, 2005)

15.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued...

The impact of the above differences between Canadian GAAP and US GAAP on the consolidated statements of cash flows would be as follows:

Nine months ended December 31	2004	2003

Cashflows used in continuing operating activities, Canadian GAAP	(497,508)	(88,815)
Adjustment to oil & gas properties interests	(2,366,586)	-

Cashflows used in continuing operating activities, US GAAP	(2,864,094)	(88,815)
Cashflows used in discontinued operating activities, Canadian & US GAAP	(182,039)	-

Cashflows used in operating activities, US GAAP	(3,046,133)	(88,815)

Cashflows used in investing activities, Canadian GAAP	(63,829)	(2,253,970)
Adjustment to oil & gas properties interests	2,366,586	-

Cashflows provided by (used) in investing activities	2,302,757	(2,253,970)

Cashflow provided by financing activities, Canadian and US GAAP	549,639	2,323,747

Decrease in cash during period, Canadian and US GAAP	(193,737)	(19,038)
Cash at beginning of period	500,541	19,848

Cash at end of period	306,804	810

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
December 31, 2004 and 2003
(Unaudited - see Notice to Reader dated February 22, 2005)

15.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued...
i.  Stock-Based Compensation

The Company accounts for common stock purchase options and warrants granted to non-employees pursuant to Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("FAS 123") and Emerging Issues Task Force ("EITF") No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. These standards require that the fair value of equity instruments, including options and warrants, be recognized in the financial statements. FAS 123 permits a company to account for employee stock options under the method specified by the previous standard, Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees. Under APB 25, if the exercise price of fixed employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recorded. For such options, FAS 123 requires disclosure of the fair value of options granted, the assumptions used in determining the fair value and the pro-forma effect on earnings as if measurement provisions of FAS 123 had been applied.

This resulted in no differences between Canadian and U.S. GAAP.

ii.  Short-term Marketable securities

In accordance with Canadian GAAP, short term marketable securities are carried at the lower of aggregate cost and current market values, with unrealized losses being included in the determination of net income (loss) for the year. Statement of Financial Accounting Standard ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities", requires that equity securities that have readily determinable fair values be classified as either available-for-sale or trading securities, and that they be reported at fair market values. For available-for-sale securities, unrealized gains or losses are to be reported as other comprehensive income, a separate component of shareholders' equity, until realized.

As at December 31, 2004, the Company had a net unrealised gain of $218,001 on its short term investments classified as available for sale (March 31, 2004: nil).

iii.  Oil and gas properties interests

Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be a permanent impairment in value.

Under U.S. GAAP, mineral property expenditures are expensed as incurred. Once a final feasibility study has been completed however, additional costs incurred to bring the mine into production are capitalized as development costs.

As the Company's interests in oil and gas projects are currently at exploratory stages as explained in Note 5, it has decided to expense the cost of acquiring the interests and its contribution to exploration costs under the US GAAP.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
December 31, 2004 and 2003
(Unaudited - see Notice to Reader dated February 22, 2005)

15.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued...
Recent Accounting Developments

There were no new accounting developments in U.S. and Canadian standards that would affect the results of operations or financial position of the Company other than those detailed in the audited financials for the year ended March 31, 2004.

Management Discussion and Analysis

The following discussion and analysis by management of the 3rd Quarter 2005 financial condition and financial results for Bontan Corporation Inc. should be read in conjunction with the unaudited Consolidated Financial Statements for the nine months ended December 31, 2004, the unaudited Consolidated Financial Statements and Management Discussion and Analysis for the six months ended September 30, 2004, the unaudited Consolidated Financial Statements and Management Discussion and Analysis for the three months ended June 30, 2004 and the audited Consolidated Financial Statements and Management Discussion and Analysis for the year ended March 31, 2004. The financial statements and the financial information herein have been prepared in accordance with generally accepted accounting principles in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

This management's discussion and analysis is prepared by management as at February 22, 2005. The Company's auditors have not reviewed it.

Forward Looking Statement

All statements, other than statements of historical facts, included in this report, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe", "expects", "anticipates", "intends", "estimates" or similar expressions or variations on such expressions are forward-looking statements. The Company can give no assurances that such forward-looking statements will prove to be correct.

Purpose and Mission

The Company's major focus is to become an international diversified natural resource company that operates and invests in major exploration prospects. The Company has currently an indirect participation interest in an oil exploration program in Papua New Guinea and 49% working interest in a gas exploration project in the State of Louisiana, USA.

Through its wholly owned subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions. The Company will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

Overview of the quarter ended December 31, 2004

The major events that happened during the quarter ended December 31, 2004 are detailed under project interests as follows:

Project interests
Indirect Participation Interest in an oil exploration program in Papua New Guinea

On July 9, 2004, the Company converted its advances to a non-affiliated corporation for the purpose of acquiring an Indirect Participation Interest (IPI) in a Phase One oil exploration program in Papua New Guinea into

(i)	US$270,900 into 15,262 shares of InterOil Corporation according to the terms of the IPI agreement and

(ii)	The balance of the advances of approx. $2.1 million (US$1.6) million for a 0.75% IPI.

Under the IPI Agreement terms,

  The funds paid towards IPI would be used for the exploration program involving a maximum of 16 wells. The program is managed by InterOil Corporation, a non related public company.

  Should aggregate of all discoveries resulting from Phase One Exploration Program be less than 5 million barrels of recoverable Petroleum, the Company would receive 89,577 common shares of InterOil Corporation at an agreed valuation of US$17.75 per share under a backstop payment clause in the IPI agreement.

  Further, until InterOil Corporation elects to proceed with a completion program, the Company will have an option to opt out of the program and convert its IPI into 89,577 common shares of InterOil Corporation at an agreed valuation of US$17.75 per share.

The market value of InterOil shares at December 31, 2004 was US$37.84 (CDN$45.65), which would provide a valuation of about $4 million to the Company's IPI.

The following is the exploration activity details during the quarter:

Exploration Activities

InterOil Corporation (IO), which is the main contractor for this program, suspended their drilling for both the exploration wells in order to acquire a drilling rig with sufficient capacity to drill deeper than the current drilling equipment. Based on geological data recovered from the well, IO believes that the primary target sandstone formations may still be encountered below the depth drilled. In order to gain a better understanding of the depth where the primary sandstone target may be expected, it was determined that a seismic program across this structure was necessary.

No further exploration drilling was done during the quarter under review.

Working interest in a gas exploration program in Louisiana, USA

In October 2004, The Company's wholly owned subsidiary, Bontan Oil & Gas Corporation (BOG), entered into an agreement with a private investor group in the United States to acquire a 49% gross working interest in a gas exploration project. The project is located in the prolific natural gas producing state of Louisiana.

The exploration target comprising 1,300-acre lease block is located in eastern Calcasieu Parish, along a trend of "Hackberry" fields that have produced approx. 140 billion cubic feet gas equivalent to date.

The proposed location for the initial 15,300-foot test well is designed so as to allow evaluation of several prospective reservoirs. Well planning and location design are in progress, utilizing the services of Brammer Engineering, a well-known Shreveport, Louisiana company with extensive experience in South Louisiana.

The total estimated cost of drilling one test well is about US$6 million and the Company is committed to contribute 49% thereof or about US$2.9 million.

Till December 31, 2004, the Company contributed $204,600 towards the costs of the leases and other pre-production costs.

Diamond mining in Brazil

The Company's subsidiary, Bontan Diamond Corporation, acquired a Brazilian subsidiary, Astrogemas Mineraçao Ltd. (AML), on June 14, 2004. Since then, AML signed a joint venture with another Brazilian corporation for mining diamonds on claims located in Rio Abaeté in Brazil and acquired an option to participate in diamond mining on various claims.

However, the following adverse events took place in November and December 2004:

  In November, 2004, Mr. Francis Guardia, the Chief Geologist in charge of the Brazilian operations reported that the small miners, garimpeiros, carried great resentment towards all foreign operators in Brazil due to eviction from the mining sites. These events resulted in the shut down of all alluvial mining activities.

  The Company's joint venture project came to a halt since the environmental permit that was required to commence any exploratory mining was delayed for an indefinite period due to the above events.

  The option to acquire other interests expired in December 2004 and was not renewed.

  On November 25, 2004, Mr. Guardia and his assistant geologist resigned.

Faced with the above situations and with the prospect of long waiting and significantly more expenditure than was originally planned, the management decided to discontinue its Brazilian operations and close the Brazilian office.

As a result, the Company wrote off $182,039 comprising operating costs of $126,640 incurred to date plus $55,399 being site assets and deferred project costs.

The Company is currently trying to sell its Brazilian assets to one of the existing companies operating in Brazil. The management, however, is not hopeful of any sale.

Consolidated Results Summary

Quarter ended December 31	2004	2003

	in 000' CDN $	in 000' CDN $

Income	160	21
Expenses	(277)	(85)

Loss from continuing operations	(117)	(64)
Loss from discontinued operations	(85)	-

Net loss for year	(202)	(64)

Deficit at end of period	(22,928)	(20,939)

Income

The income mainly comprised of gain on the sale of investments. As stated earlier, the Company acquired 15,262 shares in InterOil Corporation at a valuation of $23.40 (US$17.75) for conversion of part of its interest in the oil exploration program in Papua New Guinea. Some of these shares were disposed during the quarter at an average price of $42 resulting in a gain of $159,311.

2003-quarter income comprised of exchange gain on the conversion of foreign currency transactions and balances into Canadian dollars.

Expenses
Operating Expenses

Travel, promotion and consulting -

Quarter ended December 31	2004	2003

Travel, meals and entertainment	$16,430	$4,641
Consulting	178,743	25,210
Promotion	7,251	-

	$202,424	$29,851

% of operating expenses	73%	35%

Travel, meals and entertainment

Expenses during the quarter ended December 31, 2004 mainly comprise travel and entertainment expenses of around $13,000 incurred by Mr. Terence Robinson in connection with his visit to Europe and USA to evaluate potential business opportunities in oil and gas exploration.

There were no new initiatives during the quarter ended December 31, 2003. This explains the significantly lower travel and entertainment.

Consulting costs

The consulting fee costs have increased significantly during the quarter ended December 31, 2004 compared to the prior quarter mainly due to commencement of new business activities, which required expertise of consultants with background in the resource sector in selecting and negotiating appropriate projects for the Company. The total costs include the following major items -

Fees charged by two independent consultants	$137,030
Other consulting fees	41,713

$178,743

Consulting fees of $137,030 (US$105,750) were paid to two independent consultants whose services were retained to help management review projects in the resource sector for potential participation and or acquisitions and to advise and negotiate terms and pricing most beneficial to the Company. The fee was settled during the quarter by issuance of 161,500 common shares of the Company registered under the "2003 Consultants' Stock Compensation Plan." The common shares were valued at prices ranging from US$0.50 to US$1.75 per share for this purpose. The prices represented the fair market value prevailing at the time of granting of the shares.

Other consulting fees include fees of $28,037 (2003: $nil) charged by the ex-CEO of the Company, Mr. Terence Robinson, under a consulting contract. This fee would be settled by issuance of common shares in January 2005 as per the payment plan approved by the board.

Promotion costs

Promotional costs in the quarter ended December 31, 2004 included $7,029 reimbursed to Mr. Terence Robinson for expenses incurred. The balance was paid to an independent corporation in promoting the Company's new business profile.

No such activity was carried out in the quarter ended December 31, 2003 due to a lack of any major business initiatives during that quarter.

Professional fees

Professional fees in 2004 quarter were $27,668 compared to $10,366 in 2003 quarter.

Major items in 2004 quarter consisted of fees $18,000 (2003: $ nil) paid to Mr. Kam Shah, the CEO/CFO under a consulting contract. The balance of $9,668 represented legal fees incurred during the quarter in connection with the registration of the two Plans with the United States Securities and Exchange Commission and for issuing opinions for the removal of the restriction on shares issued under Rule 144 under the US Securities Act for the last private placement.

Professional fees incurred during the same quarter in 2003 comprised of fees paid to Current Capital Corp., a shareholder corporation with which the Company has an expense sharing agreement for accounting and administration services provided of approx. $7,500 and the balance was the legal fee.

Shareholders information

Shareholder information costs comprise of media relations' fee, costs of holding the annual general meeting of the shareholders and various regulatory filing fees. Total cost for 2004 quarter was $43,290 compared to $41,272 for the 2003 quarter.

The major item of cost was $42,525 for the media relations fee charged by a shareholder corporation, Current Capital Corp., which specializes in handling corporate communication and media relations work for small-cap public companies. The fees were charged under a media relations contract dated July 1, 2004, which provides for a monthly fee of US$10,000. The contract superceded earlier contracts that were for investor and media relations services.

The Quarter ended December 31, 2003, included $39,300 charged by Current Capital Corp. for investor relations services.

Other operating costs

These costs include rent, telephone, Internet, transfer agents fees and other general and administration costs. Other operating costs in the third quarter ended December 31, 2004 were $3,490 compared to $3,552 for the 2003 quarter.

There were no significant changes in the nature and extent of these costs during the period.

Loss from discontinued operations

On December 30, 2004, the Company decided to discontinue its diamond mining operations in Brazil and close its office in Brazil. Details of the events leading to such decision are given in the Overview for the quarter section of this Analysis.

As a result of this decision, the Company wrote off its deferred costs and assets regarding Brazilian operations of $55,399. The balance of the costs of $29,953 relating to the discontinued operations for the quarter ended December 31, 2004 represented the operating costs of the Brazilian office.

The Company evaluated its exposure in the following three areas relating to its Brazilian operations and concluded that it had no further obligations and there was no need for any further provisions:

  The Company had a five-year contract with Mr. Francis Guardia, the Chief Geologist in charge of the Brazilian operations. In November 2004, Mr. Guardia resigned with his team and thereby caused a non-compliance with the terms of his consulting contract. As a result, no further obligations resulted. No such demand has so far been made on the Company by Mr. Guardia.

  The Brazilian subsidiary, Astrogemas Mineracao Ltd. (AML), signed a joint venture agreement with another Brazilian corporation to explore diamond in Rio Abaete region. Under the terms of this agreement, AML was obligated to acquire equipment, pay for the licences and be responsible for the operational costs once the exploratory mining begins. However, the joint venture partner was unable to obtain the environmental permit, which was a pre-condition to any exploration work. As a result, the Company had no further obligation and the agreement stands to cancel automatically. AML did pay for the equipment, a dredger plant, which remains on site. Currently, the Company has written off all the costs associated with this project.

  Both Mr. Guardia and Mr. Fernando, who were the local directors of AML, assured the Company that the subsidiary complied with all regulatory requirements and completed all its filings with various governmental authorities regarding its operations in Brazil. The Company believes that it has no further obligation in the matter nor has it received any such demand or notification to date.
LIQUIDITY AND CAPITAL RESOURCES
Working Capital

As at December 31, 2004, the Company had a working capital of $368,203, cash on hand of $306,804, and short-term investments in marketable securities of $227,596.

The Company relies principally on equity financing to fund its projects and expenditures. The Company does not anticipate any revenue from its exploration projects in Papua New Guinea and Louisianan, USA within the next twelve months and its only revenue would come from disposal of its marketable securities, which currently has a very high value appreciation. Thus it will continue to depend on equity funding to fund its operational and project financing needs.

Operating Cash Flow

For the quarter ended December 31, 2004, cash outflows of $176,422 was met with cash inflow of $379,133 resulting in a positive cash flow of $279,789, which was added to $27,015 cash balance on hand at the beginning of the quarter and resulted in an ending cash position of $306,804. The cash outflows included expenses relating to the discontinued operations of $85,352 and the balance was net project investments. Cash inflow came from the net sale of marketable securities of $129,365 and issuance of shares against the exercise of options.

Financing Activities

There were no major financing activities during the quarter ended December 31, 2004, except for the following:

  Two optionees exercised a total of 900,000 options at an option price of US$0.35 for a total sum of $379,313.

  Two consultants were issued a total of 161,500 shares under the 2003 Consultant Stock Compensation Plan for services rendered at a value of $192,391, which represented the fair market value on the date of grant of these shares.

Investment Activities

The following were the major investment activities during the quarter ended December 31, 2004:

  The Company contributed $204,600 towards its 49% working interest in a gas exploration program in Louisiana, USA. Funds were used towards acquisitions of leases and other pre-exploration costs.

  The Company closed its Brazilian diamond mining operations as explained earlier in this Analysis.
Transactions with Related Parties

All transactions with related parties were entered on an arms length basis. Details of these transactions are given in Note 12 to the Interim Consolidated Financial Statements for the Nine Months Ended December 31, 2004.

Critical Accounting Estimates

The Company's financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The significant accounting policies used by the Company are disclosed in Note 2 to the Consolidated Financial Statements for the fiscal 2004. Certain accounting policies require that the management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company's management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

There were no major changes in the accounting policies during the quarter ended December 31, 2004. However, two new accounting policies were adopted as a result of new transactions during the earlier quarter. These policies have been disclosed in Note 2 of the Consolidated Interim Financial Statements for the nine Months Ended December 31, 2004.

Risks and Uncertainties

Please refer to the Management discussion and analysis for the fiscal 2004 for detailed information as the economic and industry factors, which are substantially unchanged.

Subsequent Events

There were no significant events subsequent to December 31, 2004 and up to the date of this Analysis, which will have bearings on the results for the quarter ended.

Outlook

The Company's indirect participation interest in phase one of the oil exploration program in Papua New Guinea is managed by InterOil Corporation whose management has an extensive experience in oil drilling. They have commenced an extensive oil exploration program following multiple oil shows in the first well, Moose-1 and have begun step out appraisal well Moose-2. A second rig has been contracted to accelerate the program and is drilling a second structure Sterling Mustang. Other prospects like Rhino and Mastadon have been confirmed with seismic and field geology. Drilling sites have been prepared at Longhorn and Bison structures and these are the next scheduled wells. While the early signs are encouraging, the well results will determine the direction of the drilling program and appraisal work will be required to determine the timing of development of any discoveries.

The drilling work was postponed while waiting for a larger rig. On January 20, 2005, InterOil announced it ordered the design and construction of a double rig with a minimum depth drilling capability of 4,000 metres. The rig is expected to be adequate for the majority of the identified drilling targets. The contracted delivery date to Papua New Guinea is the early third quarter of 2005, but the contract provides for a financial incentive if delivery occurs in May.

Meanwhile the next well in its multi-well drilling program will commence by the end of the first quarter of 2005. The well is on the Black Bass Prospect in Petroleum Prospect Licence (PPL) 236 in Papua New Guinea and is located approximately 100 miles (160 km) northwest of Port Moresby. The primary target is a limestone reef, which was identified by a recently conducted seismic survey. The depth of this reef is estimated to be 3,937 ft. (1,200 m).

All necessary regulatory approvals have been received and the preparation of the drill site has commenced. A drilling contract has been executed and arrangements are being made to mobilize a drilling rig to the site.

The Louisiana gas project in which the Company holds a 49% gross working interest has secured the 1300 acre lease block covering the area of interest. The prospect to be drilled is located in eastern Calcasieu Parish, along a trend of "Hackberry" fields that have produced approx. 140 billion cubic feet gas equivalent (bcfe) to date. The proposed location for the initial 15,300-foot test well is designed so as to allow evaluation of several prospective reservoirs. Well planning and location design are in progress, utilizing the services of Brammer Engineering, a well-known Shreveport, Louisiana company with extensive experience in South Louisiana.

Further funding required for the Papua New Guinea oil exploration program is not determinable and will depend on InterOil Corporation's decision to proceed with completion.

The funding requirements on the Louisiana gas project are expected to be around US$3 million over the next twelve months.

The Company believes that it will attract its existing participants in the private placement to exercise their warrants, which could provide a maximum of around US$8 million if all the warrants are exercised. These funds should be sufficient to meet the Company's funding requirements on its existing projects and provide further funding for new projects.

Additional information, including the Company's audited financials for the fiscal 2004 and annual information form in the Form 20-F annual report and quarter financials for the two quarters ended June 30, 2004 and September 30, 2004 respectively is available on the Company's web site www.bontancorporation.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.